SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)

ASCENT PEDIATRICS, INC.
(Name of Issuer)

Common Stock,
$.00004 par value per share
(Title of Class of Securities)

    04362X101
(CUSIP Number)

Brian P. Friedman
FS Private Investments LLC
55 East 52nd Street, 37thFloor
New York, New York 10055-0002
(212) 409-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 04362 X1 01	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) FS Private Investments LLC 13-3940694

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	8,403,647 8,403,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,403,647

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.0%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.: 04362 X1 01	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Furman Selz Investors II L.P. 13-3937561

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	7,245,159 7,245,159

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,245,159

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 04362 X1 01	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) FS Employee Investors LLC 13-3937563

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	621,037 621,037

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,037

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.: 04362 X1 01	Page 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) FS Parallel Fund L.P. 13-3974766

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	352,451 352,451

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,451

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 04362 X1 01	Page 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brian P. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	8,403,647 8,403,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,403,647

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.0%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 04362 X1 01	Page 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James L. Luikart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	8,403,647 8,403,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,403,647

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.0%

14	TYPE OF REPORTING PERSON* IN

          Except as otherwise defined herein, capitalized terms are used as defined in the most recent amendment to this Schedule 13D, Amendment No. 4, filed March 20, 2000.

Item 2.         Identity and Background.

          Item 2 is hereby deleted in its entirety and restated as follows:

          The following table provides certain information about each of the Reporting Persons.

Name and Address	Citizenship or State of Incorporation/Organization	Principal Occupation or Business

Furman Selz Investors II L.P. ("Investors") 55 East 52nd Street, 37th Floor New York, New York 10055-0002	Delaware	Limited Partnership for Investments

FS Employee Investors LLC ("Employee Investors") 55 East 52nd Street, 37th Floor New York, New York 10055-0002	Delaware	Limited Liability Company for Investments

FS Parallel Fund L.P. ("Parallel Fund") 55 East 52nd Street, 37th Floor New York, New York 10055-0002	Delaware	Limited Partnership for Investments

FS Private Investments LLC ("Private Investments") 55 East 52nd Street, 37th Floor New York, New York 10055-0002	Delaware	Manager of Investors, Employee Investors and Parallel Fund

Brian P. Friedman 55 East 52nd Street, 37th Floor New York, New York 10055-0002	USA	Managing Member of Private Investments

James L. Luikart 55 East 52nd Street, 37th Floor New York, New York 10055-0002	USA	Managing Member of Private Investments

          The managing member of Employee Investors and the general partner of both Investors and Parallel Fund is an indirect subsidiary of ING Bank N.V., which, in turn, is wholly owned by ING Groep N.V. Both ING Bank N.V. and ING Groep N.V. are foreign corporations organized under the laws of the Netherlands. The name, business address and citizenship of each member of the executive board of ING Bank N.V. and of ING Groep N.V. are set forth in the attached schedules A and B, respectively.

          Private Investments serves as the manager of Investors, Employee Investors and Parallel Fund (each a “Fund” and, collectively, the “Funds”) and in such capacity has the sole power to vote and to dispose of securities held by the Funds. Brian P. Friedman and James L. Luikart are the managing members of Private Investments.

          (d) and (e). None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other individuals named have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f)        Brian P. Friedman and James L. Luikart are United States citizens.

          The filing of this statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares covered by this statement.

Item 3.           Source and Amount of Funds.

          Item 3 is hereby deleted in its entirety and restated as follows:

          The funds for the purchase of securities described herein by Investors and Parallel Fund were provided from the capital contributions of their respective partners.

          The funds for the purchase of securities described herein by Employee Investors were provided from member contributions.

          150,000 shares of Common Stock were received by Private Investments in lieu of cash fees owed it on July 23, 1999. In addition Private Investments periodically receives stock options under the Company’s Director Stock Option Plan as a result of the Funds’ right to appoint two of the Company’s directors. To date, 20,000 of such options have vested and become exercisable. An additional 15,000 of such options shall vest and become exercisable on July 23, 2000.

Item 4.        Purpose of Transaction.

           Item 4 is hereby deleted in its entirety and restated as follows:

           The Reporting Persons are filing on Schedule 13D to report securities transactions made pursuant to the Securities Purchase Agreement, dated May 13, 1998, as amended (the "Purchase Agreement"), among the Company and the persons named as purchasers on Schedule I attached thereto (each a "Purchaser" and collectively, the "Purchasers").

           On May 13, 1998, pursuant to the Purchase Agreement, Investors, Employee Investors and Parallel Fund (each a Purchaser) purchased from the Company: (i) 4,628, 397 and 225 shares, respectively, of Series G Convertible Exchangeable Preferred Stock, $.01 par value per share (the "Preferred Shares"); (ii) $5,950,667, $509,668 and $289,665 principal amount, respectively, of 8% Subordinated Notes of the Company due 2005 (the "Subordinated Notes"); and (iii) warrants to purchase 1,399,662, 119,961 and 68,095 shares, respectively, of Common Stock (the "Warrants"). The Preferred Shares were convertible into Common Stock and exchangeable into convertible subordinated notes of the Company (the "Convertible Notes").

           On February 16, 1999, the Company entered into a Loan Agreement with Alpharma USPD Inc. ("Lender") and Alpharma Inc., pursuant to which Lender agreed to lend to the Company up to $40,000,000 (the "Alpharma Transaction"). In connection with the Alpharma Transaction, the Company agreed to grant to the Lender an option during a specified period during the first half of 2003 to purchase all of the outstanding shares of the Company's Common Stock. The Company and a wholly-owned subsidiary of the Company entered into an Agreement and Plan of Merger, which was consummated on July 23, 1999 (the "Alpharma Transaction Closing Date"), pursuant to which, each share of Common Stock was converted into the right to receive one Depositary Share (the "Depositary Shares"). Each Depositary Share evidences one share of Common Stock of the Company subject to the Lender's option.

           In connection with the Alpharma Transaction, the Purchase Agreement was amended on February 16, 1999 (the "Second Amendment"). Under the Second Amendment, the following three pertinent exchanges involving the Funds occurred on the Alpharma Transaction Closing Date. First, the Funds purchased 225,000 shares of Common Stock from the Company for $675,000. Second, the Funds acquired an additional 1,587,718 shares of Common Stock through the exercise of all of their Warrants outstanding as of February 16, 1999 at an exercise price adjusted from $4.75 to $3.00 per share of Common Stock. Third, the Company exchanged $5,250,000 aggregate principal amount of its Convertible Notes for the Preferred Shares held by the Funds in accordance with the terms of the Preferred Shares. The Convertible Notes are convertible at the option of the holder into shares of Common Stock at a conversion price of $4.75 per share and will automatically convert into Common Stock under certain circumstances.

           On July 1, 1999, the Company and the Purchasers executed another amendment to the Purchase Agreement (the "Third Amendment"), pursuant to which, among other things, the Funds collectively agreed to lend to the Company up to $4,000,000 in exchange for 7.5% Convertible Subordinated Notes of the Company (the "Third Amendment Notes") and warrants to purchase up to an aggregate of 600,000 shares of Common Stock (the "Third Amendment Warrants" and, collectively with the Third Amendment Notes, the "Third Amendment Securities"). The Third Amendment Notes are convertible into shares of Common Stock at a conversion price of $3.00 per share in accordance with the terms of the Purchase Agreement, as amended, and are due on July 1, 2004. The Third Amendment Warrants are exercisable at $3.00 per share of Common Stock and expire on July 1, 2006. $2,000,000 of the total $4,000,000 was immediately advanced to the Company and, pursuant to the Third Amendment, the Company issued to the Funds Third Amendment Notes in the aggregate principal amount of $2,000,000 and Third Amendment Warrants to purchase up to 300,000 shares of Common Stock.

           On October 15, 1999, the Company and the Purchasers executed another amendment to the Purchase Agreement (the "Fourth Amendment"), pursuant to which, among other things, the Funds collectively agreed to lend to the Company up to $10,000,000 in exchange for 7.5% Convertible Subordinated Notes of the Company (the "Fourth Amendment Notes") and warrants to purchase up to an aggregate of 5,000,000 Depositary Shares (the "Fourth Amendment Warrants" and, collectively with the Fourth Amendment Notes, the "Fourth Amendment Securities"). The Fourth Amendment Notes are convertible into Depositary Shares at a conversion price of $3.00 per share in accordance with the terms of the Purchase Agreement, as amended, and are due on July 1, 2004. The Fourth Amendment Warrants are exercisable at $3.00 per Depositary Share and expire on October 15, 2006. Upon execution of the Fourth Amendment, and pursuant to its terms, the Company immediately issued Fourth Amendment Warrants to the Funds to purchase up to 1,000,000 Depositary Shares.

           On December 30, 1999, the Funds advanced an additional $1,000,000 to the Company pursuant to the Third Amendment, and the Company issued to the Funds Third Amendment Notes in the aggregate principal amount of $1,000,000 and Third Amendment Warrants to purchase up to 150,000 Depositary Shares.

           On February 14, 2000, the Funds advanced to the Company the remaining $1,000,000 under the Third Amendment, and the Company issued to the Funds Third Amendment Notes in the aggregate principal amount of $1,000,000 and Third Amendment Warrants to purchase up to 150,000 Depositary Shares.

           On March 13, 2000, the Funds advanced to the Company $1,500,000 under the Fourth Amendment, and the Company issued to the Funds Fourth Amendment Notes in the aggregate principal amount of $1,500,000 and Fourth Amendment Warrants to purchase up to 375,000 Depositary Shares.

           On May 8, 2000, the Funds advanced to the Company $1,250,000 under the Fourth Amendment, and the Company issued to the Funds Fourth Amendment Notes in the aggregate principal amount of $1,250,000 and Fourth Amendment Warrants to purchase up to 312,500 Depositary Shares.

           On June 5, 2000, the Funds advanced to the Company $1,250,000 under the Fourth Amendment, and the Company issued to the Funds Fourth Amendment Notes in the aggregate principal amount of $1,250,000 and Fourth Amendment Warrants to purchase up to 312,500 Depositary Shares.

           On July 23, 1999, Private Investments received 150,000 shares of Common Stock in lieu of cash fees owed it. In addition, as a result of the Funds having the right to appoint two of the Company's directors, Private Investments periodically receives options to purchase Common Stock under the Company's Director Stock Option Plan. With regard to these options, 15,000 were granted on June 1, 1998, and became exercisable on June 1, 1999 at a price of $3.50 per share; 5,000 were granted on May 1, 1999, and will become exercisable on May 1, 2000 at a price of $3.00 per share; and 15,000 were granted on July 23, 1999, and will become exercisable on July 23, 2000 at a price of $2.50 per share.

           On May 1, 2000, the Company issued options to purchase 10,000 Depositary Shares under the Company's Director Stock Option Plan to representatives of Private Investments serving on the Company's board of directors. These options will become exercisable on May 1, 2001, at an exercise price of $1.745 per Depository Share and are held for the benefit of Private Investments, which has the right to direct their exercise or disposition and to collect any proceeds resulting therefrom.

           All acquisitions of securities issued by the Company reported on this Schedule 13D were made for investment purposes. While the Funds do have the right to appoint two directors of the Company, and two employees of Private Investments have been appointed directors under this power, the Reporting Persons expressly disclaim any intention to control or acquire control of the Company. While the Company's Board of Directors may from time to time consider matters of a nature similar to one or more of the actions enumerated under Item 4 of Schedule 13D, there exist at this time no plans or proposals which require disclosure pursuant thereto.

Item 5.        Interest in Securities of the Issuer.

          Item 5 is hereby deleted in its entirety and restated as follows:

          (a)

                       Number of Shares
                       to be Beneficially    Shared Voting  Shared Investment   Sole Voting  Sole Investment  Percentage
Name                   Owned                 Power          Power               Power        Power            of Class

Private Investments    8,403,647             8,403,647      8,403,647           0            0                 52.0

Investors              7,245,159             7,245,159      7,245,159           0            0                 47.1

Employee Investors       621,037               621,037        621,037           0            0                  6.1

Parallel Fund            352,451               352,451        352,451           0            0                  3.5

Brian P. Friedman      8,403,647             8,403,647      8,403,647           0            0                 52.0

James L. Luikart       8,403,647             8,403,647      8,403,647           0            0                 52.0

           As of May 12, 2000, the Company had 9,764,158 Depositary Shares outstanding, each representing one share of Common Stock. This figure does not include outstanding warrants, options and securities convertible into Depositary Shares or shares of Common Stock.

          (b)        See the responses to Items 2 and 5(a) hereof.

          (c)        Not applicable.

          (d)        Not applicable.

          (e)        Not applicable.

Item 6.        Contracts, Arrangements, Understanding or Relationships with
                    Respect to Securities of the Issuer.

           Item 6 is hereby deleted in its entirety and restated as follows:

           Private Investments has the sole power to vote and to dispose of all securities held by the Funds, including those issued by the Company, in its capacity as manager of the Funds. Brian P. Friedman and James L. Luikart are the managing members of Private Investments.

           The Funds have the right to appoint two of the Company's directors. As a result, two employees of Private Investments, James L. Luikart and Nicholas Daraviras, serve as directors of the Company. By the terms of their employment with Private Investments, both were originally obligated to assign to Private Investments any options to purchase Company securities to which they would ordinarily be entitled under the Company's Director Stock Option Plan. Beginning May 1, 2000, this arrangement was altered so that options issued to Private Investments' representatives under the Company's Director Stock Option Plan would continue to be held by those representatives for the benefit of Private Investments, which has sole power to direct the exercise or disposition of the options and is entitled to any cash, securities or other proceeds received upon such exercise or disposition. On May 1, 2000, options for the purchase of 10,000 Depository Shares were issued subject to this amended arrangement.

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2000

FURMAN SELZ INVESTORS II L.P. By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS EMPLOYEE INVESTORS LLC By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS PARALLEL FUND, L.P. By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

/s/ * Name: Brian P. Friedman

/s/ James L. Luikart Name: James L. Luikart

*      By:  /s/  Brian P. Friedman
                Brian P. Friedman

SCHEDULE A

ING BANK N.V.

The Executive Board of ING Bank N.V. consists of the following individuals:

           E. Kist (Chairman)
           M. Tilmant (Vice Chairman)
           F. S. Hubbell
           J. H. M. Lindenbergh
           C. Maas
           A. H. G. Rinnooy Kan
           D. Robins

The business address of each of the above individuals is:

           c/o ING Groep N.V.
           Strawinskylaan 2631
           1077 ZZ Amsterdam

All of the members of the Executive Board of ING Bank N.V. are citizens of the Netherlands except for M. Tilmant (Belgium), F.S. Hubbell (United States) and D. Robins (United Kingdom).

SCHEDULE B

ING GROEP N.V.

The Executive Board of ING Groep N.V. consists of the following individuals:

           E. Kist (Chairman)
           M. Tilmant (Vice Chairman)
           F. S. Hubbell
           J. H. M. Lindenbergh
           C. Maas
           A. H. G. Rinnooy Kan
           D. Robins

The business address of each of the above individuals is:

           c/o ING Groep N.V.
           Strawinskylaan 2631
           1077 ZZ Amsterdam

All of the members of the Executive Board of ING Groep N.V. are citizens of the Netherlands except for M. Tilmant (Belgium), F.S. Hubbell (United States) and D. Robins (United Kingdom).